ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

January 24, 2013	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Floating Rate Fund (the “Fund”), File Nos. 333-164298 and 811-22378

Dear Mr. Bartz:

This amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), in response to the comments received from you on December 28, 2012, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 15 to its registration statement. PEA No. 15 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on November 16, 2012 and is designated to become effective on January 30, 2013. The purpose of PEA No. 15 was to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing this PEA No. 16 pursuant to Rule 485(b) to: (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus Summary – Fees and Expenses of the Fund (page 3)

1.	Comment: Please remove the cross-reference to “Share Class Features — Choosing a Share Class” in the summary section of the prospectus.

Response: The requested change has been made.

2.

Comment: Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fees and Expenses table will remain in effect for at least one year from the date of the Fund’s prospectus. Alternatively, if the expense limitation will expire within one year, please remove the footnote and any reference to the expense limitation in its entirety. In addition, please file the expense limitation agreement as an exhibit to the registration statement.

Response: The Trust confirms that the Fund’s expense limitation will remain in effect for a period of one year from the effective date of the Fund’s registration statement. The expense limitation agreement will be filed as an exhibit to the Fund’s registration statement as part of PEA No. 16.

Prospectus Summary – Principal Investment Strategies (page 4)

3.	With respect to the Fund’s principal investment strategies, please address the following:

(a)

Comment: Please explain why the following instruments listed in the third paragraph should be considered floating rate investments for purposes of the Fund’s 80% policy, or revise the disclosure to reflect that investments in those securities will not be treated as floating rate investments for purposes of the 80% policy: mortgage—and other asset-backed securities backed by collateral consisting of floating rate instruments; collateralized loan, debt and mortgage obligations; money market securities of all types; and shares of short-term bond funds.

Response: Certain mortgage- and asset-backed securities, collateralized loan obligations, collateralized debt obligations, and collateralized mortgage obligations may be backed by or structured as floating rate investments and therefore may have similar economic characteristics to floating rate investments. In addition, the Fund treats money market securities of all types and shares of money market and short-term bond funds as floating rate investments due to those instruments’ short maturities and tendency to reflect current short-term interest rates; therefore those instruments generally have similar economic characteristics to floating rate investments. However, for purposes of clarification, the Trust has revised the relevant disclosure as follows (see underlined text):

Other “floating rate investments” include, without limitation, floating rate debt securities; inflation-indexed securities; certain mortgage- and asset-backed securities, ~~; including those backed by collateral that carry an adjustable or floating rate of interest, such as adjustable rate mortgages;~~ collateralized loan obligations,~~;~~ collateralized debt obligations, and~~;~~ collateralized mortgage

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obligations backed by or structured as floating rate investments and having, in the judgment of the Adviser, characteristics similar to those of other floating rate investments; adjustable rate mortgages; floaters; inverse floaters; money market securities of all types; repurchase agreements; and shares of money market and short-term bond funds.

(b)

Comment: Please explain the basis for considering “derivatives and other synthetic securities” as floating rate investments for purposes of the Fund’s 80% policy. See Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: In the adopting release for Rule 35d-1 under the 1940 Act (“Rule 35d-1”), the Staff stated that “an investment company with a name that suggests that the company focuses its investments in a particular type of investment [must] invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with the Staff’s guidance, and as noted under “Principal Investment Strategies” in the prospectus, the Fund intends to count “investments in derivatives and other synthetic instruments that provide exposure comparable . . . to floating rate investments . . . toward satisfaction of [the] 80% policy.” Accordingly, the Trust believes the use of derivatives and other synthetic instruments to satisfy the Fund’s 80% policy is appropriate and consistent with Staff guidance.

4.

Comment: The fourth paragraph states that the Fund may count derivatives and other synthetic instruments towards satisfaction of the 80% policy. Please explain supplementally how the Fund will value derivatives for purposes of its 80% policy.

Response: The Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

5.	Comment: Please confirm that the Fund will not use the notional value of derivatives towards satisfaction of the Fund’s 80% policy.

Response: Please see the Trust’s response to Comment 4 above.

6.

Comment: The sixth paragraph states that the Fund may invest “any portion of its assets in bonds, debentures, notes and other debt instruments, preferred securities, money market securities, investment-grade debt securities, repurchase agreements, and any security or instrument bearing a floating or adjustable rate of interest rate, including by investing in other investment companies or pools, exchange-traded funds (“ETFs”), and domestic or foreign private investment vehicles.” Please revise this disclosure to clarify that it does not supersede the Fund’s the 80% policy.

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Response: The requested change has been made. The Trust has revised the relevant disclosure as follows (see underlined text):

Subject to the Fund’s policy to invest at least 80% of its net assets in floating rate loans and other floating rate investments, the Fund may invest any portion of its assets in bonds, debentures, notes and other debt instruments, preferred securities, money market securities, investment-grade debt securities, repurchase agreements, and any security or instrument bearing a floating or adjustable rate of interest, including by investing in other investment companies or pools, exchange-traded funds (“ETFs”), and domestic or foreign private investment vehicles.

Prospectus Summary – Principal Risks (page 5)

7.

Comment: Disclosure in the first sentence of “affiliated fund risk” states that “the Adviser may be subject to a potential conflict of interest in determining whether to invest in an underlying fund managed by the Adviser or in a fund managed by an unaffiliated manager, and may have an economic or other incentive to select the fund managed by it over another fund.” If appropriate, please consider discussing any related investment strategy in the “Principal Investment Strategies” section of the prospectus.

Response: The Prospectus currently discloses that the Fund may “invest any portion of its assets in . . . any security or instrument bearing a floating or adjustable rate of interest rate, including by investing in other investment companies or pools, exchange-traded funds (“ETFs”), and domestic or foreign private investment vehicles.” The Fund does not have any additional principal investment strategy with respect to investing in other investment companies. Accordingly, no change has been made in response to this Comment.

8.

Comment: The last sentence of “confidential information access risk” states “[i]n managing the Fund, the Adviser may seek to avoid the receipt of Confidential Information about the issuers of floating rate loans or other investments being considered for acquisition by the Fund or held in the Fund’s portfolio if the receipt of the Confidential Information would restrict one or more of the Adviser’s clients, including, potentially, the Fund, from trading in securities they hold or in which they may invest.” Please explain supplementally why this policy is consistent with DoubleLine Capital LP’s (“DoubleLine”) fiduciary duty to the Fund.

Response: DoubleLine believes that its policies and procedures regarding the possible receipt of Confidential Information are consistent with its fiduciary duties to all clients, including the Fund. The policies were disclosed to and approved by the Board of Trustees of the Trust in connection with the Fund’s organizational Board meeting, with any revisions to those policies being subject to approval at subsequent meetings. DoubleLine would, of course, consider the totality of the information available to it in determining whether to make any investment for the Fund.

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9.	Comment: Please add “counterparty risk” as a separate principal risk.

Response: The requested change has been made. The following disclosure has been added to the referenced section:

counterparty risk: the risk that the Fund will be subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into directly by the Fund or held by special purpose or structured vehicles in which the Fund invests.

Corresponding disclosure has been added to the section entitled “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks” in the prospectus.

10.	Comment: Please consider adding emerging markets risk as a separate principal risk.

Response: The requested change has been made. The following disclosure has been added to the referenced section:

emerging market country risk: the risk that investing in emerging markets will be subject to greater political and economic instability, greater volatility in currency exchange rates, less developed securities markets, possible trade barriers, currency transfer restrictions, a more limited number of potential buyers, an emerging market country’s dependence on revenue from particular commodities or international aid, less governmental supervision and regulation, unavailability of currency hedging techniques, differences in auditing and financial reporting standards, and less developed legal systems than in many more developed countries.

Corresponding disclosure has been added to the section entitled “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks” in the prospectus.

Prospectus Summary – Purchase and Sale of Shares (page 9)

11.	Comment: Please move the first paragraph of this section to the full statutory prospectus.

Response: The requested change has been made.

12.	Comment: Please move the third paragraph of this section to the full statutory prospectus.

Response: The requested change has been made.

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Additional Information About Principal Investment Strategies and Principal Risks (page 11)

13.	Comment: Please revise the disclosure to state whether notice will be provided to shareholders if the Fund’s investment objective is changed.

Response: The requested change has been made. The Trust has revised the relevant disclosure as follows (see underlined text):

The Fund’s investment objective is “non-fundamental,” which means the Fund may change its investment objective without prior notice to or approval of shareholders ~~approval~~.

14.	Comment: Please consider adding the “Reliance on the Adviser” risk to the summary section of the prospectus or deleting the reference from the list of principal risks.

Response: The Trust has reviewed the relevant disclosure and respectfully declines to make any changes in response to this Comment.

Statement of Additional Information (“SAI”)

Investment Restrictions (page 1)

15.

Comment: Fundamental policy no. 4 states that “. . . (i) loan participations will be considered investments in the industry of the underlying borrower…” However, the disclosure on page 21 of the SAI says that “[i]n the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, SEC interpretations may require the Fund to treat both the lending bank or other lending institution and the borrower as ‘issuers.’” Please reflect this point in fundamental policy no. 4.

Response: The Trust respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4). The Trust recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Trust maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment apply for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

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16.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

17.

Comment: Please confirm supplementally that the Fund will not invest 25% or more of its total assets in mortgage- or other asset-backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities.

Response: The Trust confirms that the Fund will not invest 25% or more of its total assets in mortgage- or other asset-backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities. The Trust is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and/or asset-backed securities are part of a single industry.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.